CM 3-10

05036726

AM 3-2-2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderfield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 LAFAYETTE STREET, ROOM 503
(No. and Street)

NEW YORK (City) NEW YORK (State) 10013 (Zip Code)

RECEIVED FEB 28 2005 152 SEC MAIL PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL K. KWAN, C.P.A. NEW YORK (212) 966-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL K. KWAN, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

56 ST. JAMES PLACE (Address) NEW YORK (City) NEW YORK (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK Y. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3/13/2007

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL K. KWAN, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

56 ST. JAMES PLACE
NEW YORK, N.Y. 10038
TELEPHONE: (212) 966-1818
FAX: (212) 226-0615

Independent Auditor's Report

To the Board of Directors and
Stockholders of Traderfield Securities, Inc.

We have audited the accompanying balance sheet of Traderfield Securities, Inc., as of December 31, 2004 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. As audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Daniel K. Kwan, C.P.A.
New York, New York
February 5, 2005

TRADERFIELD SECURITIES, INC.
Notes to Financial Statements
For Year Ended December 31, 2004

(1) Accounting Policies:

Depreciation Method
Management has adopted **MACRS** method for depreciation purpose. Property plant and equipment is recorded at cost.

Income
Commission income are recorded is realized.

(2) Computation of Net Capital

There are no material difference in the computation of net capital between the audited report and the corresponding unaudited Part II a of the Focus Report.

(3) Reserve Requirements

The Company is exempt from the reserve requirements of 15C 3-3 under K(2) (B) of the section.

(4) Accounting System

There were no material inadequacies in the financial record keeping and accounting procedures followed by the corporation, expect the corporation had elected to be an S. Corporation for income tax reporting purpose under Section 1362 of the Internal Revenue Code.

TRADERFIELD SECURITIES, INC
Balance Sheet
For The Year ended December 31, 2004

Assets:

Cash			$	149,721
Accounts Receivable				41,591
Clearing Account Deposit				76,955
Furniture & Equipment	$	83,931		
Accumulated Depreciation		(77,235)		6,696
Other Assets				36
Total Assets			$	274,999

Liabilities And Shareholders' Equity:

Liabilities:				
Payroll Taxes Payable	$	789		
Commission Payable		2,220		
Total Liabilities			$	3,009
Shareholders' Equity				
Common Stock, no par value, 200 shares authorized, issued-100 shares		100,000		
Retained Earnings		171,990		
Total Shareholders' Equity			$	271,990
Total Liabilities & Shareholder's Equity			$	274,999

TRADERFIELD SECURITIES, INC.

Statement of Income

For the Period of January 1, 2004 to December 31, 2004

Income:

Commission Income			$	817,322
Interest Income				2,833
Rebate & Service Income				166,332
911 WTC Grant & Misc. Income				39,085
Gross Profit			$	1,025,572

Expenses:

Salaries & Commission Expenses	$	315,270		
Commission to Other Brokers		212,344		
Clearing Agent Commission		164,287		
Customers Related Expenses		168		
Postage		7,261		
Payroll Taxes		28,269		
Real Estate Taxes		18,111		
Rent		88,500		
Office Expenses		12,574		
Telephone		8,508		
Utilities		4,268		
Leasing Expenses		2,250		
Gifts		400		
Exchange Fees		12,303		
Entertainment		5,618		
Repairs & Maintenance		475		
Condo Maintenance Fee		10,409		
Insurance		29,732		
Professional Fee		3,985		
Travel Expenses		4,788		
Depreciation Expenses		6,635		
Subscriptions		3,852		
Error Account		132		
Misc Expenses		9,068		
Bank Charges		989		
Subscriptions to Market Programs		49,901		
Total Expenses			$	1,000,097

Net Profit	$	25,475

TRADERFIELD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:				
Net cash flow from operating activities (Sch. A)			$	36,145
Cash flows from investing activities:				
Cash paid to acquire equipment	$	-		
Net cash used by investing activities:				-
Net increase (decrease) in cash			$	36,145
Cash and cash equivalents, beginning of year				190,531
Cash and cash equivalents, end of year			$	226,676

SCHEDULE A: NET CASH FLOW FROM OPERATING ACTIVITIES

Net Income				$	25,475
ADD:	Depreciation Expenses	$	6,635		
	Decrease in Accounts Receivable		4,875		
	Subtotal			$	11,510
LESS:	Increase in Other Assets		11		
	Decrease in Accounts Payable		829		
	Subtotal			$	840
Net Cash flow from operating activities				$	36,145

TRADERFIELD SECURITIES, INC.

Computation of Basic Net Capital Requirement

For Year Ended December 31, 2004

MINIMUM NET CAPITAL REQUIRED:

6 2/3% of Aggregate Indebtedness	$	200
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital	$	264,178
Less: Net Capital Requirement	$	50,000
Excess: Net Capital	$	214,178

TRADERFIELD SECURITIES, INC.
Computation of Net Capital
For Year Ended December 31, 2004

Total Shareholders' Equity		$	271,990
Deduct:	Non-Allowable Assets		6,696
Net Capital before Haircuts on Securities Positions			265,294
Deduct:	Haircuts on Securities		1,116
Net Capital		$	264,178

TRADERFIELD SECURITIES, INC.
Statement of Changes in Stockholders Equity
For Year Ended December 31, 2004

Balance, Beginning	$	246,514
Net Income for the year	$	25,476
Balance, Ending	$	271,990